Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 11 DATED MARCH 2, 2017
TO THE PROSPECTUS DATED AUGUST 2, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc., dated August 2, 2016 (the “Prospectus”), as supplemented by Supplement No. 4, dated October 5, 2016, Supplement No. 5, dated October 18, 2016, Supplement No. 6, dated November 18, 2016, Supplement No. 7, dated December 8, 2016, Supplement No. 8, dated December 14, 2016, Supplement No. 9 dated January 13, 2017, and Supplement No. 10 dated February 23, 2017. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To update the primary offering price per Class A Share and Class T Share, effective as of March 9, 2017;

B.	To disclose the new price at which shares will be issued under our distribution reinvestment plan and redeemed pursuant to our share redemption program;

C.
To update the “Plan of Distribution” section of the Prospectus to include information regarding the determination by our board of directors of the new estimated net asset value per share of our common stock and the corresponding determination of the new offering price per Class A Share and per Class T Share; and

D.	To provide an update regarding our distributions declared.

A. Updates to the Offering Prices of Our Primary Shares

We are currently offering shares of our common stock in the primary offering at $9.96 per Class A Share and $9.41 per Class T Share. As described in Section C of this Supplement, on February 27, 2017, our board of directors approved the new estimated net asset value, or NAV, per share of $9.65. In conjunction therewith, effective as of March 9, 2017, our board of directors has determined a new primary offering price of $10.64 per Class A Share and $10.06 per Class T Share. Accordingly, effective as of March 9, 2017, all references throughout the prospectus to the primary offering price per Class A Share and per Class T Share are hereby updated to reflect the new primary offering prices of $10.64 per Class A Share and $10.06 per Class T Share. Any subscriptions accepted on and after March 9, 2017 will be accepted at these new offering prices for the Class A Shares and Class T Shares, respectively.

Additionally, the table on the cover page of the Prospectus is hereby updated and replaced with the following:

		Less		Plus
	Maximum Aggregate Price to the Public (1)	Maximum Selling Commission (2)	Maximum Dealer Manager Fee (2)	Advisor Payment of a Portion of Dealer Manager Fee (2)	Proceeds, Before Expenses, To Us(3)
Maximum Primary Offering	$2,000,000,000	$60,000,000	$56,000,000	$27,252,000	$1,911,252,000
Class A Shares, Per Share	$10.64	$0.74	$0.32	$0.16	$9.74
Class T Shares, Per Share	$10.06	$0.20	$0.28	$0.15	$9.73
Distribution Reinvestment Plan	$500,000,000	$—	$—	$—	$500,000,000
Class A Shares, Per Share	$9.65	$—	$—	$—	$9.65
Class T Shares, Per Share	$9.65	$—	$—	$—	$9.65
Total Maximum Offering	$2,500,000,000	$60,000,000	$56,000,000	$27,252,000	$2,411,252,000

(1)	Assumes we sell $2,000,000,000 in the primary offering and $500,000,000 in our distribution reinvestment plan.

(2)
The table assumes that 20% and 80% of the shares sold in the primary offering are Class A Shares and Class T Shares, respectively. Per share amounts reflect that with respect to the approximately $1,816.8 million in Class A Shares and Class T Shares remaining to be sold in the primary offering on and after August 2, 2016, our Advisor will pay a portion of the dealer manager fees in an amount equal to 1.5% of the gross offering proceeds. Prior to that date, all dealer manager fees were paid by us from gross offering proceeds. Our Advisor will not be reimbursed by us in any way for the payment of such dealer manager fees. These amounts do not include the annual distribution and stockholder servicing fees payable on Class T Shares purchased in the primary offering, which constitute additional underwriting compensation. See “Plan of Distribution” for additional information regarding underwriting compensation.

(3)
Proceeds are calculated before deducting issuer costs of $0.09 per Class A Share and $0.08 per Class T Share sold in the primary offering. These issuer costs are expected to consist of, among others, expenses of our organization, actual legal, bona fide out-of-pocket itemized due diligence expenses, accounting, printing, filing fees, transfer agent costs, postage, escrow fees, data processing fees, advertising and sales literature and other offering-related expenses.

B. New Price per Share Under our Distribution Reinvestment Plan and New Redemption Price Under our Share Redemption Program

Pursuant to the terms of our distribution reinvestment plan, shares are issued at the estimated NAV per share most recently disclosed by us in a filing with the SEC. As described in Section C of this Supplement, our board of directors has approved a new estimated NAV per share of $9.65. Accordingly, starting with distributions declared for the month of March 2017, which are expected to be paid on April 3, 2017, participants in our distribution reinvestment plan will have their distributions reinvested in shares of the same class as the shares on which the distributions are being made at a price equal to the new estimated NAV per share of $9.65, rather than at the previous estimated NAV per share of $9.03. Accordingly, all references throughout the prospectus to the price per share at which shares will be issued pursuant to our distribution reinvestment plan are hereby updated to reflect that they will be issued at a price equal to the new estimated NAV per share of $9.65.

In addition, pursuant to the terms of our share redemption program, subject to the special pricing available in connection with the death or disability of a stockholder, shares are redeemed at the estimated NAV per share most recently disclosed by us in a filing with the SEC. In connection with the approval by our board of directors of the new estimated NAV per share, per the terms of our share redemption program, beginning on our next scheduled redemption date, which is April 3, 2017, the new redemption price will be equal to the new estimated NAV per share of $9.65, rather than the previous estimated NAV per share of $9.03. Accordingly, all references throughout the prospectus to the redemption price per share are hereby updated to reflect that the redemption price is equal to the new estimated NAV per share of $9.65, with the exception that any shares tendered for redemption in connection with the death or disability of a stockholder will continue to be redeemed at a price equal to the price paid to acquire such shares from us, subject to the limitations of our share redemption program.

C. Updates to the Plan of Distribution Section

1.
Effective as of March 9, 2017, the “Plan of Distribution - Determination of Offering Price per Class A Share and per Class T Share” section beginning on page 212 of the Prospectus is hereby deleted in its entirety and replaced with the following:

Determination of Offering Price per Class A Share and per Class T Share

This is a fixed price offering, which means that the price for shares of our common stock in the offering is fixed and does not vary based on the underlying value of our assets at any particular time. Our board of directors determined the offering price in its sole discretion and is ultimately and solely responsible for establishing the fixed offering price for shares of our common stock in this offering. Our offering price is not a statement of our net asset value per share. The following is a summary of the methodology used by our board of directors in determining the estimated NAV per share and the offering price of $10.64 per Class A Share and $10.06 per Class T Share. Please see “Risk Factors—Risks Related to Investing in this Offering—This is a fixed price offering and the offering price of each class of our common stock was arbitrarily determined. Therefore, the offering price will not accurately represent the current value of our assets at any particular time and may be higher than the value of our assets per share of our common stock at the time of your purchase.”

In order to assist broker-dealers that participate in our Offering with meeting their customer account statement reporting obligations under National Association of Securities Dealers Conduct Rule 2340, based on the recommendation from the valuation committee, on February 27, 2017, our board of directors approved a new estimated NAV of $9.65 per share based on the number of shares issued and outstanding as of December 31, 2016. The new estimated NAV per share represents a 6.9% increase over the previously determined estimated NAV per share of $9.03 as of February 29, 2016. The new estimated NAV per share was determined in accordance with our valuation policy and utilizing guidelines established by Investment Program Association Practice Guideline 2013-01 - “Valuation of Publicly Registered, Non-Listed REITs” issued on April 29, 2013. Additionally, on February 27, 2017, our board of directors also approved the new primary offering prices of $10.64 per Class A Share and $10.06 per Class T Share. The new offering price will take effect on March 9, 2017.

Methodology

We engaged Cushman and Wakefield, Inc., or “Cushman”, an independent third party real estate advisory and consulting firm, to provide third party appraisals for each of our real estate properties as of December 31, 2016. These appraisals were performed in accordance with Uniform Standards of Professional Appraisal Practice with respect to our four domestic real estate investments and performed in accordance with the professional standards as published by the Royal Institution of Chartered Surveyors with respect to our international real estate investment. Cushman has extensive experience in conducting appraisals and valuations on real properties and each of our appraisals with respect to our domestic properties was prepared by personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute, or MAI, designation.

We also engaged Jones Lang LaSalle, an independent third party real estate advisory and consulting services firm, to perform valuations of our debt obligations as of December 31, 2016.

In establishing the estimated NAV per share of $9.65, in addition to using the appraised values of our real estate investments and values of our debt obligations, the valuation committee also included in its determination the values of other assets and liabilities such as cash, tenant and other receivables, accounts payable and accrued expenses, distributions payable and other assets and liabilities, all of which were valued at cost. No liquidity discounts or discounts relating to the fact that we are externally managed were applied to the estimated NAV per share and no attempt was made to value the company as an enterprise.

Additionally, we engaged Altus Group U.S., Inc., or “Altus”, to review the appraisals provided by Cushman and to assess the reasonableness of our new estimated NAV per share. The appraisal reviews were conducted under the supervision of a member of MAI. In assessing the reasonableness of our new estimated NAV per share, Altus utilized the appraised values provided by Cushman as described above, the valuations of our debt obligations provided by Jones Lang LaSalle and information provided by management regarding balances of cash, tenant and other receivables, accounts payable and accrued expenses, distributions payable and other assets and liabilities. Altus concluded that the new estimated NAV per share determined by our board of directors was reasonable.

The aggregate appraised value of our real estate investments as of December 31, 2016 was $409.1 million, which represents a 5.2% net increase when compared to the previously determined appraised value of our assets as of February 29, 2016, including the purchase price of the real estate investments acquired since that time. This 5.2% net increase resulted from a 6.4% appreciation in the aggregate appraised values of our real estate investments since their appraisals on February 29, 2016, including the purchase price of the real estate investments acquired since that time, which was offset by a 1.2% dilution resulting from the devaluation of the Euro against the U.S dollar from February 29, 2016 to December 31, 2016.

The aggregate appraised value of our real estate property investments also represents an 8.3% increase when compared to the purchase price of the real estate investments excluding closing costs, transaction fees and additional capital investments since their acquisition.  This 8.3% net increase resulted from a 10.6% appreciation in the aggregate appraised values of our real estate investments since their purchase, which was offset by 2.3% dilution resulting from the devaluation of the Euro against the U.S dollar.

The table below sets forth the calculation of our estimated NAV per share and the offering price of each class of shares of our common stock as of December 31, 2016 and 2015:

	December 31, 2016		February 29, 2016
	Gross Amount	Per Share	Gross Amount	Per Share
Real estate investments	$409,065,612	$15.41	$198,232,800	$15.45
Other assets	107,610,494	4.05	15,066,603	1.17
Debt obligations and other liabilities	(260,339,982)	(9.81)	(97,143,380)	(7.57)
Noncontrolling interests	(203,787)	—	(221,277)	(0.02)
Estimated NAV	$256,132,337	$9.65	$115,934,746	$9.03
Shares outstanding	26,542,648		12,832,316

The Company’s offering prices per Class A Share and Class T Share are calculated as follows:

Class A Shares:
Estimated NAV	$9.65
Costs of raising capital	1.15
Advisor Payment of a Portion of the Dealer Manager Fees	(0.16)
Offering price per Class A Share	$10.64

Class T Shares:
Estimated NAV	$9.65
Costs of raising capital	0.56
Advisor Payment of a Portion of the Dealer Manager Fees	(0.15)
Offering price per Class T Share	$10.06

The valuation committee and our board of directors determined the estimated NAV per share by (i) utilizing the appraised values of our real estate investments of $409.1 million and adding our other assets (comprised of cash, tenant and other receivables, deposits on investment property and other assets) of $107.6 million; (ii) subtracting the values of our debt obligations and other liabilities comprised of our accounts payable and accrued expenses, due to affiliates, distributions payable and other liabilities of $260.3 million, as well as amounts related to noncontrolling interests of approximately $204,000; and (iii) dividing the total by the shares of our common stock outstanding as of December 31, 2016 of 26.5 million, resulting in an estimated NAV per share of $9.65.

The primary drivers of the change in the estimated NAV per share value from $9.03 as of February 29, 2016 to $9.65 as of December 31, 2016 are as follows:

•	$0.93 per share net increase in the aggregate value of our real estate investments, which represents a 5.2% net increase in value;

•	$0.21 per share reduction resulting from acquisition fees and expenses related to properties that we have acquired;

•	$0.15 per share increase resulting from an increase in the fair market value of our debt;

•	$0.10 per share reduction resulting from the effect of devaluation of the Euro against the U.S. dollar; and

•	$0.07 per share reduction resulting from the payment of issuer costs in excess of our estimated cost of raising capital.

Additionally, our board of directors considered the costs and expenses associated with raising equity in connection with this Offering, consisting of selling commissions, dealer manager fees and estimated issuer costs, resulting in primary offering prices of $10.64 per Class A Share and $10.06 per Class T Share, which reflect an increase of $0.68 and $0.65, respectively, over the previous primary offering prices of our Class A Shares and Class T Shares.

The estimated NAV per share does not reflect any distribution and stockholder servicing fees that may become payable after December 31, 2016, which fees may not ultimately be paid in certain circumstances, including if the Company was liquidated or if there was a listing of our common stock. We have estimated that approximately $4.6 million of distribution and shareholder servicing fees were potentially payable in the future with respect to the Class T Shares outstanding as of December 31, 2016. Any estimated liability for future potential distribution and stockholder servicing fees, which will be accrued under GAAP at the time each Class T Share is sold, will not be reflected in the calculation of the estimated NAV per share. Accordingly, the estimated NAV per share as of December 31, 2016 does not reflect any amounts related to such future distribution and stockholder servicing fees.

Other than with respect to the appraised values of our real estate investments and values of our debt obligations, the values of the assets and liabilities described above were determined based on their cost as of December 31, 2016. Additionally, the calculation of the estimated NAV per share excluded certain items on our consolidated balance sheet that were determined to have no future value or economic impact on the valuation. Examples include receivables related to straight-line rental revenue, costs incurred to put debt in place and issuer costs in excess of our 2.5% cap payable to our Advisor. Other items were excluded because they were already considered elsewhere in the valuation. Examples include intangible lease assets and liabilities related to our real estate investments and costs incurred for capital expenditures that were included in the appraised values of our real estate investments.

The appraised values provided by Cushman described above were determined primarily by using methodologies that are commonly used in the commercial real estate industry. These methodologies included discounted cash flow analyses and reviews of current, historical and projected capitalization rates for properties comparable to those owned by us as well as going-in capitalization rates for properties comparable to those owned by us. Each appraisal assumes a 10-year hold period. The tables below summarize the key assumptions that were used in the valuations of our real estate investments.

	Rate	Weighted Average
Domestic Real Estate Investments
Office
Exit capitalization rate	7.25%	7.25%
Discount rate/internal rate of return	9.00%	9.00%
Industrial
Exit capitalization rate	6.50% - 7.25%	6.73%
Discount rate/internal rate of return	7.75% - 8.50%	8.27%
Multi-Family
Exit capitalization rate	6.00%	6.00%
Discount rate/internal rate of return	7.50%	7.50%
International Real Estate Investments
Office
Going-in capitalization rate	4.72%	4.72%

While our board of directors believes that the assumptions used in determining the appraised values of our real estate investments are reasonable, a change in these assumptions would impact the calculation of such values. For example, assuming all other factors remained unchanged, an increase in the average discount rate of 25 basis points would yield a decrease in the appraised values of our real estate investments of 2.0%, while a decrease in the average discount rate of 25 basis points would yield an increase in the appraised values of our real estate investments of 1.6%. Likewise, an increase in the average exit capitalization rate of 25 basis points would yield a decrease in the appraised values of our real estate investments of 2.3%, while a decrease in the average exit capitalization rate of 25 basis points would yield an increase in the appraised values of our real estate investments of 1.9%. Additionally, an increase in the average going-in capitalization rate of 25 basis points would yield a decrease in the appraised value of our real estate investments of 4.5%, while a decrease in the average going-in capitalization rate of 25 basis points would yield an increase in the appraised value of our real estate investments of 5.0%.

Limitations of Estimated NAV Per Share and Offering Prices Per Share

As with any valuation methodology, the methodology used to determine the estimated NAV per share was based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive an estimated NAV per share that could be significantly different from the estimated NAV per share determined by our board of directors. The estimated NAV per share and the offering prices per share described above are not intended to represent the fair value of our assets less liabilities in accordance with U.S. generally accepted accounting principles, and such estimated NAV per share and offering prices per share are not a representation, warranty or guarantee that (i) a stockholder would be able to realize the estimated NAV per share or the respective offering price per share if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to the estimated NAV per share or the respective offering price per share upon our liquidation or sale; (iii) shares of our common stock would trade at the estimated NAV per share or the respective offering price per share on a national securities exchange; (iv) a third party would offer the estimated NAV per share or the respective offering price per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock; or (v) the methodologies used to determine the estimated NAV per share would be acceptable to FINRA. In addition, we can make no claim as to whether the estimated NAV per share will or will not satisfy the applicable annual valuation requirements under ERISA and the Code with respect to employee benefit plans subject to ERISA and other retirement plans or accounts subject to Section 4975 of the Code that are investing in shares of our common stock.

Further, the estimated NAV per share and the offering prices per share were calculated as of a moment in time, and, although the value of shares of our common stock will fluctuate over time as a result of, among other things, developments related to individual assets, changes in the real estate and capital markets, acquisitions or dispositions of assets, the distribution of proceeds from the sale of real estate to our stockholders and changes in corporate policies such as our distribution level relative to earnings, we do not undertake to update the offering prices per share on a regular basis. As a result, stockholders should not rely on the estimated NAV per share or the respective offering price per share as an accurate measure of the then-current value of shares of our common stock in making a decision to buy or sell shares of our common stock, including whether to invest in this offering, whether to reinvest distributions by participating in our distribution reinvestment plan and whether to request redemption under our share redemption program. In addition, our board of directors may in its discretion from time to time change the offering prices per share of our common stock, and therefore the number of shares being offered in this offering, through one or more supplements or amendments to our prospectus or post-effective amendments to the registration statement of which our prospectus is a part. We cannot assure you that the offering prices per share will increase or that they will not decrease during this offering or in connection with any future offering of shares of our common stock. Included among the circumstances under which our board of directors may determine to change the offering prices per share are the commencement of a new follow-on offering, an event that results in significant changes to the value of our assets or the adoption of new rules by FINRA or other regulatory authorities.

2.
Effective as of March 9, 2017, the sentences concerning the maximum distribution and stockholder servicing fees that may be paid and the estimated length of time over which they may be paid in the paragraph under the caption “Distribution and Stockholder Servicing Fees (Class T Shares Only)” in the “Underwriting Terms” section of the “Plan of Distribution” beginning on page 218 of the Prospectus are hereby superseded and replaced with the following:

In the case of a Class T Share purchased in the primary offering at a price equal to $10.06, the maximum distribution and stockholder servicing fee that may be paid on that Class T Share will be equal to approximately $0.53 per share, assuming a constant per share offering price or estimated NAV, as applicable, of $10.06 per Class T Share. Although we cannot predict the length of time over which this fee will be paid due to potential changes in the estimated NAV of our Class T Shares, this fee would be paid over approximately 5.25 years from the date of purchase, assuming a constant per share offering price or estimated NAV, as applicable, of $10.06 per Class T Share.

3.
Effective as of March 9, 2017, the $9.26 per Class A Share on page 216 in the “Underwriting Terms” section of the “Plan of Distribution” is hereby superseded and replaced with $9.90, which represents a 7.0% discount on our new primary offering price of $10.64 per Class A Share.

4.	Effective as of March 9, 2017, the $9.11 on page 216 in the “Underwriting Terms” section of the “Plan of Distribution” is hereby superseded and replaced with $9.74.

5.
Effective as of March 9, 2017, the last paragraph beginning on page 221 following the volume discounts table in the “Volume Discounts (Class A Shares only)” section of the “Plan of Distribution” is hereby superseded and replaced with the following:

For example, if you purchase $350,000 of Class A Shares, the selling commissions on $100,000 of such shares will be reduced to 6.0%, in which event you will receive 32,997 shares instead of 32,895 shares, the number of shares you would have received if you had paid $10.64 per share for all the shares purchased. The net offering proceeds we receive from the sale of shares are not affected by volume discounts. Subsequent purchases made in this offering and any subsequent offerings from the same participating broker dealer will be combined with previous purchases for purposes of computing the amount invested and applying the appropriate volume discount. For example, if you previously purchased $200,000 of Class A Shares and you are now purchasing an additional $60,000 of Class A Shares, you may combine these amounts, resulting in you exceeding the $250,000 breakpoint by $10,000 and you will receive the lower selling commission with respect to that $10,000.

6.
Effective as of March 9, 2017, the first paragraph discussing sales of $10 million or more of Class A Shares on page 222 in the “Volume Discounts (Class A Shares only)” section of the “Plan of Distribution” is hereby superseded and replaced with the following:

For sales of $10 million or more of Class A Shares, our Dealer Manager may, in its sole discretion, agree to waive all or a portion of the dealer manager fee, such that Class A Shares purchased in any such transaction may be at a discount of up to 9.0%, or $9.68 per share, reflecting a reduction in selling commissions from 7.0% to 1.0% as a result of the volume discount described above and an additional reduction of up to 1.5% due to the Dealer Manager’s reduction or waiver of the portion of the dealer manager fee paid by us from offering proceeds. If the dealer manager fee payable with respect to such a sale is reduced from the full 3.0% to an amount that is equal to or less than 1.5% of gross offering proceeds, then our Advisor will pay the entire dealer manager fee with respect to such a sale and we will not be required to pay any portion of such dealer manager fee. The net offering proceeds we receive will not be affected by any such reduction or waiver of the dealer manager fee.

D. Distributions Declared

The following information supplements and should be read in conjunction with the “Prospectus Summary— Description of Capital Stock— Distribution Objectives”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Cash Flows from Financing Activities— Distributions” and “Description of Capital Stock— Distribution Objectives” sections beginning on pages 30, 182 and 199 of the Prospectus, respectively.

Our board of directors has authorized us to declare distributions for the month of April 2017. Distributions for our Class A Shares will be calculated based on stockholders of record each day for the month of April 2017 in an amount equal to $0.001643836 per share, per day. Distributions for our Class T Shares will be calculated based on stockholders of record each day for the month of April 2017 in an amount equal to $0.001643836 per share, per day less the distribution and stockholder servicing fees that are payable with respect to such Class T Shares (as calculated on a daily basis). This per share, per day distribution rate represents an increase from the $0.001594766 per share, per day rate (less, with respect to the distributions on the Class T shares, the distribution and stockholder servicing fees that are payable with respect to such shares) declared in each of the prior periods. These distributions will be paid in cash or reinvested in shares of our common stock for those participating in our distribution reinvestment plan and will be paid or issued, respectively, on the first business day of May 2017. Distributions reinvested pursuant to the distribution reinvestment plan will be reinvested in shares of the same class as the shares on which the distributions are being made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.